UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ADVANCED DIGITAL INFORMATION CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

007525108

(CUSIP Number)

SHAWN D. HALL

GENERAL COUNSEL

QUANTUM CORPORATION

1650 Technology Drive, Suite 700

San Jose, CA 95110-1382

Tel: 408-944-4000

Copy To:

MARTIN W. KORMAN

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, Ca 94304

Tel: 650-493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 007525108	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Quantum Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

N/A
3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION

STATE OF DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

N/A
8 SHARED VOTING POWER

5,406,776 (1)
9 SOLE DISPOSITIVE POWER

N/A
10 SHARED DISPOSITIVE POWER

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,406,776
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.716%
14	TYPE OF REPORTING PERSON

CO

(1)	An aggregate of 5,406,776 shares of Advanced Digital Information Corporation (“Issuer”) common stock are subject to voting agreements dated May 2, 2006 (the “Voting Agreements”) entered into by Quantum Corporation (“Quantum”) and the beneficial owners of such shares (discussed in items 3 and 4 below). Quantum disclaims beneficial ownership of any shares of Issuer common stock subject to the Voting Agreements. Based upon the 62,031,013 shares of Issuer common stock outstanding as of the close of business on May 1, 2006 (as represented by Issuer in the Agreement and Plan of Merger discussed in Items 3 and 4), the shares subject to the Voting Agreements represent approximately 8.716% of the outstanding Issuer common stock.

SCHEDULE 13D

CUSIP No. 007525108	Page 3 of 10 Pages

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the “Common Stock”), of Advanced Digital Information Corporation, a Washington corporation (“Issuer”), with its principal executive office at 11431 Willows Road NE, P.O. Box 97057, Redmond, WA 98073.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is being filed on behalf of Quantum Corporation, a Delaware corporation (“Quantum”), with its principal executive office at 1650 Technology Drive, Suite 700, San Jose, CA 95110. Its principal line of business is data storage systems.

Attached as Schedule A is a chart setting forth, with respect to each executive officer and director of Quantum, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted), in each case as of the date hereof.

During the last five years, neither Quantum nor, to the best knowledge of Quantum, any executive officer or director of Quantum named on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Quantum nor, to the best knowledge of Quantum, any executive officer or director of Quantum named on Schedule A is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of Quantum, each executive officer or director of Quantum listed in Schedule A is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Quantum, Issuer and Agate Acquisition Corp., a Washington corporation and a wholly-owned subsidiary of Quantum (“Merger Sub”), entered into an Agreement and Plan of Merger dated as of May 2, 2006 (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will be merged with and into Issuer (the “Merger”) with Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Quantum.

SCHEDULE 13D

CUSIP No. 007525108	Page 4 of 10 Pages

In connection with the Merger, Quantum entered into the Voting Agreements, dated May 2, 2006, with each of John W. Stanton, Christopher T. Bayley, Peter H. van Oppen, Charles H. Stonecipher, Frank M. Higgins, Jon W. Gacek, Lisa A. Clarke, William C. Britts, Tom Alberg and Walter F. Walker (each a “Shareholder” and collectively, the “Shareholders”). Pursuant to the Voting Agreements, each Shareholder agreed (i) not to cause or permit the transfer of any of the shares of the Issuer beneficially owned by the Shareholder (the “Shares”) or enter into any agreements relating to the Shares, except (a) using already-owned shares either to pay the exercise price upon exercise of a stock option or to satisfy the option holder’s tax withholding obligation upon exercise of a stock option, or (b) transferring the Shares to affiliates, immediate family members or charitable organizations, provided that the recipient agrees to be bound by the Voting Agreement and the related proxy, (ii) not to deposit, or permit the deposit of, any of the Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of the Shareholder under the Voting Agreement with respect to any of the Shares, (iii) to vote in favor of the adoption of the Merger Agreement (and all actions contemplated thereby), to vote against the approval of any proposal made in opposition to the Merger (or any actions contemplated thereby), to vote against any other action intended to interfere with the Merger, and to ensure the Shares are counted for purposes of quorum at any meeting relating the Merger, (iv) not to exercise their dissenter’s rights or demand appraisal of any of the Shares, and (v) to deliver an irrevocable proxy to Quantum with respect to the Shares.

The proposed transaction is valued at approximately $770 million (based on fully-diluted equity value). Quantum expects to fund the consideration payable pursuant to the Merger Agreement using its cash on hand, the internally available cash of Issuer, and cash generated from borrowings from third parties.

Shared voting power with respect to the Shares owned by the Shareholders was acquired through execution of the Voting Agreements. Quantum has not expended any funds in connection with the execution of the Voting Agreements other than in connection with the Merger as a whole.

Schedule B attached hereto contains the names and number of Shares beneficially held by each Shareholder.

The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. Copies of the Merger Agreement, listed as Exhibit 1 hereto, and the Form of Voting Agreement, listed as Exhibit 2 hereto, are incorporated by reference to Exhibit 2.1 and Exhibit 10.1, respectively, to Quantum’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 5, 2006.

SCHEDULE 13D

CUSIP No. 007525108	Page 5 of 10 Pages

ITEM 4. PURPOSE OF TRANSACTION.

(a)-(b). The purpose of the Merger is to enable Quantum to acquire control of Issuer and to acquire all of the outstanding shares of Common Stock. Once the Merger is consummated, the separate existence of the Issuer will cease, Merger Sub will be merged with and into Issuer with Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Quantum. As a result of the Merger, all issued and outstanding shares of Common Stock will be automatically converted into either cash or shares of common stock of Quantum.

The purpose of the Voting Agreements is to ensure the successful completion of the Merger.

(c) Not applicable.

(d) It is anticipated that upon consummation of the Merger, the directors of the surviving corporation shall be the current directors of Merger Sub. It is anticipated that the initial officers of the surviving corporation shall be the officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

(e) Other than as a result of the Merger described in Item 3 above, not applicable.

(f) Not applicable.

(g) Upon consummation of the Merger, the Articles of Incorporation of Merger Sub as in effect immediately prior to the Merger shall be the Articles of Incorporation of the surviving corporation until thereafter amended as provided by Washington Law and such Articles of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the surviving corporation until thereafter amended.

(h) - (i) If the Merger is consummated as planned, the Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

(j) Other than described above, Quantum currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Quantum reserves the right to develop such plans).

SCHEDULE 13D

CUSIP No. 007525108	Page 6 of 10 Pages

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

(a)-(b) According to Issuer’s representations in the Merger Agreement, there were issued and outstanding 62,031,013 shares of Common Stock as of the close of business on May 1, 2006. As of the date hereof, 5,406,776 of such shares1 representing approximately 8.716% of the outstanding shares of Common Stock of Issuer are beneficially owned, in the aggregate, by the Shareholders. Based on the terms of the Voting Agreements (as described in Item 3), Quantum may be deemed to share voting power over the shares beneficially owned by the Shareholders. Although Quantum may be deemed to have beneficial ownership, neither the filing of the Schedule 13D nor any of the contents thereof shall be deemed to constitute an admission by Quantum that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. Other than as provided in the Voting Agreements, Quantum is not entitled to any rights as a shareholder of Issuer.

Except as set forth in this Item 5, neither Quantum, nor any other person controlling Quantum nor, to the best knowledge of Quantum, any individual named in Schedule A to this Schedule 13D, beneficially owns any shares of Common Stock.

(c) Quantum has not transacted in Common Stock during the past 60 days.

(d) To the knowledge of Quantum, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Merger Agreement and the exhibits thereto, including the Voting Agreements, to the knowledge of Quantum, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

[1]	Includes 4,136,276 outstanding shares of Common Stock, and 1,270,500 shares of Common Stock issuable upon exercise of options to purchase Common Stock that are exercisable within 60 days of May 2, 2006.

SCHEDULE 13D

CUSIP No. 007525108	Page 7 of 10 Pages

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits:

1.	Agreement and Plan of Merger, dated May 2, 2006 by and among Quantum, Merger Sub, and Issuer (incorporated by reference to Exhibit 2.1 to Quantum’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 5, 2006.)

2.	Form of Voting Agreement (incorporated by reference to Exhibit 10.1 to Quantum’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 5, 2006).

SCHEDULE 13D

CUSIP No. 007525108	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2006

QUANTUM CORPORATION

By:	/s/ Shawn D. Hall
Shawn D. Hall
Vice President, General Counsel and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

QUANTUM CORPORATION

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Quantum Corporation. The business address of each such person is 1650 Technology Drive, Suite 700, San Jose, CA 95110-1382.

Name and Title	Present Principal Occupation Including Name of Employer
Richard E. Belluzzo Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer

Michael A. Brown Director	Former Chief Executive Officer and Chairman of the Board

Alan L. Earhart Director	Independent Consultant

Edward M. Esber, Jr. Director	Chairman and President The EsberGroup 13430 Country Way Los Altos Hills, CA 94022

John M. Partridge Director	President and Chief Executive Officer Inovant, Inc. PO Box 8999 San Francisco, CA 94128

Steven C. Wheelwright Director	Professor and University Administrator Harvard Business School Soldiers Field Boston, MA 02163

Mary Agnes Wilderotter Director	President and Chief Executive Officer Citizens Communications 3 High Ridge Park Stamford, CT 06905

John B. Gannon President and Chief Operating Officer	President and Chief Operating Officer

Anthony E. Carrozza Senior Vice President of Worldwide Sales	Senior Vice President of Worldwide Sales

Jesse C. Parker Senior Vice President, Manufacturing and Operations	Senior Vice President, Manufacturing and Operations

George Kreigler, III General Manager, Storage Systems	General Manager, Storage Systems

SCHEDULE B

BENEFICIAL OWNERS OF SHARES

The following table sets for forth the name of each beneficial owner of shares of Issuer entering into a Voting Agreement with Quantum, dated May 2, 2006.

Name and Business Address	Shares Beneficially Owned
John W. Stanton	3,051,656
Christopher T. Bailey	107,000
Peter H. van Oppen	769,188
Charles T. Stonecipher	376,068
Frank M. Higgins	48,000
Jon W. Gacek	185,457
Lisa A. Clarke	85,500
William C. Britts	321,232
Tom A. Alberg	230,675
Walter F. Walker	232,000